SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STREAM GLOBAL SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

86323M 100

(CUSIP Number of Class of Securities)

R. Scott Murray

Chairman and Chief Executive Officer

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517-3252

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mark G. Borden, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$166,056,638	$6,526.03

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 20,757,046 shares of outstanding common stock of Stream Global Services, Inc., par value $0.001 per share, at the tender offer price of $8.00 per share.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Stream Global Services, Inc., a Delaware corporation (“Stream” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Stream’s offer to purchase for cash up to 20,757,046 shares of its common stock, par value $0.001 per share (the “shares”), at a price of $8.00 per share, net to the seller in cash, without interest (the “Purchase Price”), for an aggregate purchase price of up to $166,056,638. Stream’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Stream Global Services, Inc., a company organized under the laws the State of Delaware, and the address of its principal executive office is 125 High Street, 30th Floor, Boston, MA 02110. Stream’s telephone number is (617) 517-3252.

(b) Securities.

This Schedule TO relates to the Company’s shares, of which there were approximately 29,931,546 shares issued and outstanding as of August 7, 2008.

(c) Trading Market and Price.

The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The name of the filing person and subject company is Stream Global Services, Inc. Stream’s business address is 125 High Street, 30th Floor, Boston, MA 02110. Stream’s business telephone number is (617) 517-3252.

Pursuant to General Instruction C to Schedule TO, the information set forth on Appendix A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(1)(iv) Not Applicable.

(1)(v) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 14 (“Extension of The Offer; Termination; Amendment”) is incorporated herein by reference.

(1)(vi) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(1)(vii) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(1)(viii) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(1)(x) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(1)(xi) Not Applicable.

(1)(xii) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“U.S. Federal Income Tax Consequences”) is incorporated herein by reference.

(2) Not Applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) Uses of Securities Acquired.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Stream”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated August 7, 2008.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(b)	Not applicable.

(d)(1)*	Employment Agreement dated July 15, 2008 between the Company and R. Scott Murray.

(d)(2)*	Employment Agreement dated July 16, 2008 between the Company and Sheila M. Flaherty.

(d)(3)	Registration Rights Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(d)(4)	Stockholder’s Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference from the Company’s Current Report on Form 8-K dated July 17, 2008.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STREAM GLOBAL SERVICES, INC.

By:	/s/ R. Scott Murray
R. Scott Murray
Chairman and Chief Executive Officer

Date: August 7, 2008

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated August 7, 2008.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(b)	Not applicable.

(d)(1)*	Employment Agreement dated July 15, 2008 between the Company and R. Scott Murray.

(d)(2)*	Employment Agreement dated July 16, 2008 between the Company and Sheila M. Flaherty.

(d)(3)	Registration Rights Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(d)(4)	Stockholder’s Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference from the Company’s Current Report on Form 8-K dated July 17, 2008.